EXHIBIT 23.1


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of PNM Resources, Inc. on Form S-8 of our reports dated March 8, 2004 (which express an unqualified opinion and include explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003 and the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31), relating to the consolidated financial statements and consolidated financial statement schedules of PNM Resources, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, appearing in the Annual Report on Form 10-K of PNM Resources, Inc. for the year ended December 31, 2003.



/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska
March 17, 2004